

JPMorgan Chase Bank, N.A.
P O Box 182051
Columbus, OH 43218 - 2051

December 01, 2022 through December 30, 2022

Account Number: **000000700536938**



CUSTOMER SERVICE INFORMATION

Web site:	**Chase.com**
Service Center:	**1-800-242-7338**
Para Espanol:	1-888-622-4273
International Calls:	1-713-262-1679

00019495 DRE 034 211 36522 NNNNNNNNNNN 1 000000000 64 0000

BIRTHWRITE TECHNOLOGIES, LLC
900 E MAIN ST
LOUISVILLE KY 40206-1626

We're changing how we charge fees for ACH Payment Services

On March 1, 2023 we'll remove the $25 monthly subscription fee, and you'll only pay when you use the service.

Here's how the fees will change:

Today: Monthly subscription cost + transaction fees
- $25 per month monthly subscription cost
- First 25 payments each month at no additional cost
- After that, each payment costs an additional $0.15 each

Starting March 1: Transaction fees only
- First 10 payments each month: $2.50 each
- After that, each payment costs an additional $0.15 each

If you have questions, please call the number on this statement. We appreciate your business.

CHECKING SUMMARY | Chase Business Complete Checking

	INSTANCES	AMOUNT
Beginning Balance		**$41,206.34**
ATM & Debit Card Withdrawals	5	-437.86
Electronic Withdrawals	8	-4,960.00
Ending Balance	**13**	**$35,808.48**

Congratulations, we waived the $15 Monthly Service Fee for this statement period, based on your qualifying activity.

How to Avoid the Monthly Service Fee (MSF)
If you meet any of the following qualifying activities for this Chase Business Complete Checking[SM] account in a statement period, we will waive the $15 MSF.

Here's the business activity we used to determine if you qualified for the MSF waiver:
- $2,000 Minimum Daily Ending Balance: Your lowest daily ending balance was $35,808.48.
- $2,000 Chase Payment Solutions[SM] Activity: $0.00 was deposited into this account.
- $2,000 Chase Ink[®] Business Card Activity: $0.00 was your total Ink activity.

You can also avoid the MSF if you:
- Maintain a linked Chase Private Client Checking[SM] account OR
- Meet Chase Military Banking requirements

For complete details on all requirements to avoid the MSF, please review the Additional Banking Services and Fees for Business Accounts at chase.com/business/disclosures or visit a Chase branch.


ATM & DEBIT CARD WITHDRAWALS

DATE	DESCRIPTION	AMOUNT
12/01	Recurring Card Purchase 12/01 Slack T0202771X8S Httpsslack.CO CA Card 3246	$1.19
12/01	Recurring Card Purchase 12/01 Google *Gsuite_Brite Cc@Google.Com CA Card 3246	60.00
12/06	Recurring Card Purchase 12/05 Bubble Group Inc Httpsbubble.I NY Card 3246	29.00
12/13	Recurring Card Purchase 12/12 Zoom.US 888-799-9666 Www.Zoom.US CA Card 3246	47.67
12/22	Recurring Card Purchase 12/22 Wordpress 2K01R3CD8X Httpswordpres CA Card 3246	300.00
Total ATM & Debit Card Withdrawals		**$437.86**

ATM & DEBIT CARD SUMMARY

Danten Michael Rice Card 3246

Total ATM Withdrawals & Debits	$0.00
Total Card Purchases	$437.86
Total Card Deposits & Credits	$0.00

ATM & Debit Card Totals

Total ATM Withdrawals & Debits	$0.00
Total Card Purchases	$437.86
Total Card Deposits & Credits	$0.00

ELECTRONIC WITHDRAWALS

DATE	DESCRIPTION	AMOUNT
12/01	Zelle Payment To Danten Rice 15923919968	$212.00
12/05	Zelle Payment To Danten Rice 15965083915	1,000.00
12/05	Zelle Payment To Nolan C 15965088011	1,000.00
12/12	Zelle Payment To Joel Sharrer Jpm999Jjfjkm	233.00
12/16	Orig CO Name:Onpay Inc Orig ID:1474413175 Desc Date:221216 CO Entry Descr:Payrollfeesec:CCD Trace#:053200982315609 Eed:221216 Ind ID:49207 Ind Name:Birthwrite Technologie 57001 Trn: 3502315609Tc	40.00
12/19	Zelle Payment To Danten Rice 16075785712	1,100.00
12/19	Zelle Payment To Nolan C 16075789865	1,100.00
12/27	Zelle Payment To Danten Rice 16120207509	275.00
Total Electronic Withdrawals		**$4,960.00**

DAILY ENDING BALANCE

DATE	AMOUNT
12/01	$40,933.15
12/05	38,933.15
12/06	38,904.15
12/12	38,671.15
12/13	38,623.48
12/16	38,583.48
12/19	36,383.48
12/22	36,083.48
12/27	35,808.48





IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR ELECTRONIC FUNDS TRANSFERS:

Call us at 1-866-564-2262 or write us at the address on the front of this statement immediately if you think your statement or receipt is incorrect or if you need more information about a transfer listed on the statement or receipt.

For personal accounts only: We must hear from you no later than 60 days after we sent you the FIRST statement on which the problem or error appeared. Be prepared to give us the following information:

- Your name and account number;
- A description of the error or the transaction you are unsure about, and why you think it is an error or want more information; and
- The amount of the suspected error.

We will investigate your complaint and will correct any error promptly. If we take more than 10 business days (or 20 business days for new accounts) to do this, we will credit your account for the amount you think is in error so that you will have use of the money during the time it takes us to complete our investigation.

For business accounts, see your deposit account agreement or other applicable agreements that govern your account for details.

IN CASE OF ERRORS OR QUESTIONS ABOUT NON-ELECTRONIC FUNDS TRANSFERS: Contact us immediately if your statement is incorrect or if you need more information about any non-electronic funds transfers on this statement. For more details, see your deposit account agreement or other applicable agreements that govern your account.

JPMorgan Chase Bank, N.A. Member FDIC



This Page Intentionally Left Blank